Filed by Renovis, Inc.

Commission File No. 000-50564

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Questions and Answers (#3) for the Renovis Employees

1.	Question: Will the 2007 Bonus be impacted by the merger?

Answer: Prior to the closing of the transaction, Renovis compensation programs (i.e. Corporate Bonus Plan) are expected to remain unchanged other than any changes approved by the Renovis executive team and the compensation committee of the Renovis board of directors. If the closing occurs before the scheduled bonus payout on January 31, 2008, Evotec will honor the Renovis compensation committee approval of the 2007 Corporate Bonus awards.

2.	Question: The company match for 401(k) normally occurs in January of the following year. For the 401(k) match for 2007 will the company match with Renovis, Inc. whole shares of stock up to $3,000 like in prior years?

Answer: As was mentioned in earlier Q&A’s, the 401(k) Plan permits Renovis to satisfy the match obligation in cash or shares of Renovis common stock. Depending upon when the merger closes, the match will be satisfied in accordance with the 401(k) plan document in cash or, to the extent permissible, in shares of Renovis common stock or Evotec ADSs.

Additional information about the transaction

Renovis filed a Current Report on Form 8-K with the Securities and Exchange Commission on September 24, 2007, that includes as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080. In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Evotec and Renovis and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Evotec and Renovis, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the Registration Statement on Form F-4 to be filed with the Securities and Exchange Commission by Evotec and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Renovis with the Securities and Exchange Commission.